

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Yifei Hou
Chief Executive Officer
XCHG Ltd
Grevenweg 24, 20537
Hamburg, Germany

> **Re: XCHG Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 26, 2023**
> **CIK No. 0001979887**

Dear Yifei Hou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 26, 2023

General

1. We note you recently completed certain corporate reorganization transactions. Please file any material agreements relating to the reorganization. Refer to Item 601(b)(2) of Regulation S-K.

Licenses and Approvals, page 3

2. We note your response to comment 3 and your disclosure that you do not believe you are subject to review by the CAC. Please disclose whether you relied on counsel to reach this conclusion. If so, identify counsel and file a consent.

Transfer of Funds and Other Assets, page 4

3.   We note your response to comment 4. Please discuss whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization. If applicable, please add a related description.

Risk Factors
Risks Related to Regulations, page 28

4.   We note your response to comment 9. If applicable, please include a risk factor disclosing that you may become subject to cybersecurity review by the CAC in the future and the associated risks on your operations.

Convertible Note, page 128

5.   We note your disclosure that the convertible note transactions are expected to close by the end of July 2023. Please update this disclosure in a future filing.

 You may contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Li He, Esq.